UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       August 2003

              File No:  0-31218

Candente Resource Corporation

(Name of Registrant)

200-905 West Pender Street, Vancouver, British Columbia V6C 1L6

(Address of principal executive offices)

1.

Press Release dated August 25, 2003

2.

Press Release dated August 29, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.           FORM 20-F XXX         FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Candente Resource Corporation

(Registrant)

Dated September 30, 2003

                Signed /s/  Joanne Freeze

                                                                                       Joanne Freeze, Director

CANDENTE RESOURCE CORP. – NEWS RELEASE

CANDENTE COMPLETES ACQUISITION AND SCHEDULES OVERBURDEN DRILLING AT ALTO DORADO, NORTHERN PERU

August 25th, 2003

Release No. 78                                                                                                                 DNT:TSX-V

The Company (Candente) is pleased to report that Candente has completed the acquisition of 100% interest in the Alto Dorado Gold Property from Hecla Mining Company. A total of 100,000 shares have been paid to Hecla. Hecla retains a two and one-half percent (2.5%) Net Smelter Return (NSR), which can be reduced to 1.0% by paying to Hecla the sum of US$1,500,000.

AK Drilling International S.A. has been contracted to carry out a short hole overburden drilling program on the Toril Zone, one of three gold zones identified on the Alto Dorado Property. Approximately 25 to 30 short holes are planned to be drilled to an average depth of 15 metres using a reverse circulation drill. This shallow drilling is intended to penetrate overburden and sample the bedrock below. The drilling program is scheduled to commence in early September and expected to take three weeks to complete.

Overburden drilling will be carried out in areas where previous work, ie. trenchs, pits, geochemical and geophysical surveys, indicate the potential for shallow mineralized zones. Gold mineralization found to date at Toril ranges in grade from 0.5 to 3.6 grams per tonne (gpt) in outcrop as well as in trenches and pits. The Toril Zone hosts high sulphidation style gold mineralization similar to that found in the major Peruvian gold mines, Yanacocha and Pierina, where average grades are from 1 to 3 gpt and cutoff grades are 0.4 gpt. Surface mapping and geophysical surveys indicate that the Toril Zone covers a minimum of 3 km by 1.8 km.

The Alto Dorado Property is located nearly half way between the Yanacocha and Pierina Mines and 36 km south-southeast of Barrick Gold’s recent gold discovery Alto Chicama. Exploration will continue over the next several months to advance Alto Dorado to the bedrock drilling stage.

On another matter, management would like to invite you to come and meet Joanne C. Freeze, President & CEO and other Company personnel at the following conferences: the New York IIC Conference Sept 8th and 9th; the Cambridge Calgary Investment Conference October 4th and 5th; and the Chicago Natural Resource and Technology Exhibition and Conference, October 25th .

Candente is a mineral exploration company focused on the acquisition, exploration and development of world-class gold projects. Management has a track record of discovering world-class mines. For more information on our current exploration progress visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Joanne C. Freeze”

Joanne C. Freeze, P.Geo., President & CEO

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.

CANDENTE RESOURCE CORP. – NEWS RELEASE

Third Quarter 2003 Results

August 29th, 2003

Release No. 79                                                                                                                 DNT:TSX-V

Candente Resource Corp. (the Company) reports the following highlights from the Second Quarter of 2003:

The Company is a mineral exploration company focusing on gold and copper exploration in Peru and Eastern Canada. The Company operates in Peru through Cia. Minera Oro Candente S.A. and in Newfoundland through Candente Vinland Inc.

No financings have been carried out during this period. The Company is well funded for the current exploration programs.

Related Party Transactions

During the six months ended June 30 th , 2003, the Company incurred the following expenses to its directors or corporations controlled by its directors:

Type of Expense	Six Month Period Ended June 30th, 2003
Management Fees (1)	US$ 6,930
Geological Consulting Services (2)	US$52,645

Duties for Joanne C. Freeze and Fredy J. Huanqui are described under proposed compensation:

(1) Paid to Joanne C. Freeze, a director of the Company.

(2) Paid to Joanne C. Freeze and Fredy J. Huanqui G., directors of the Company.

Other than as described above, the Company did not acquire any assets and services from present or past insiders, promoters and members of management and their associates or affiliates other than for management services rendered by management or as otherwise reported herein under the headings "Business of the Company"; "Properties of the Company"; and "Directors, Officers, Promoters and Other Management".

Investor Relations Activities

Reg Advocaat joined the Company in May of 2002 and carries out corporate communications. His remuneration is $4,500 per month and he has been granted stock options to purchase 150,000 common shares of the Company.

During this quarter Investor Relations activities have included participation in Industry Conferences and Individual meetings in Vancouver, Toronto, San Francisco, Chicago, Lima-Peru and the issuing of News Releases and other shareholder communications. The Company also keeps various mining analysts and brokers updated on the Company's activities by telephone and email.

Proposed Compensation

There is no compensation planned to be paid to Executive Officers for the 12 month period following the completion of the offering for management fees, except that:

(1) In consideration of performing administrative management duties as President of the Company, which include arranging financings, communications with investors and potential investors, corporate development with other mining companies as potential Joint Venture partners, liason with the Peruvian exploration office, Stillwater Enterprises Ltd., a consulting management company in which Joanne C. Freeze, a director of the Company, owns 50% of the shares, receives US$1,155 per month.

(2) In consideration of performing geological consulting duties for the Company, which include travel to Peru and Newfoundland and the various properties, review of all geological data and discussions with geological personnel, Stillwater Enterprises Ltd., a consulting management company in which Joanne C. Freeze, a director of the Company, owns 50% of the shares, receives US$4,145 per month.

(3) In consideration of performing geological consulting and exploration management duties for the Company, which include hiring of all Peruvian exploration staff, overseeing all Peruvian exploration activities and visiting properties, Fredy J. Huanqui G., a director of the Company, receives US$5,300 per month.

Material Expenditures

Peru

Since its inception in June of 1997, the Company has held interests in epithermal gold, disseminated copper, copper-gold and volcanogenic massive sulphide prospects in Peru. The Company’s founders have extensive exploration experience in Peru and were part of several significant discoveries including the Pierina gold deposit.

The Yanacocha and Pierina gold deposits are very similar geologically and make up 60% of Peruvian gold production. Peru is the eighth largest gold producer in the world. Yanacocha is one of the largest heap leachable gold mines in the world with production costs of $88 per ounce and reserves in excess of 35 million ounces of gold. The average grade of the Yanacocha deposits varies from 0.9 to 2.8 gpt and the cutoff grade is 0.35 gpt. Most of the Company’s gold prospects have similar geological environments to that of Yanacocha and Pierina.

The Company holds several mineral properties in Peru but exploration is currently focused predominantly on the Alto Dorado Property. On July 10 th , 2003 the Company completed the acquisition of 100% interest in the Alto Dorado Gold Property from Hecla Mining Company. A total of 100,000 shares have been issued to Hecla. Hecla retains a two and one-half percent (2.5%) Net Smelter Return (NSR), which can be reduced to 1.0% by paying to Hecla the sum of US$1,500,000. The property is located in Northern Peru, half-way between the Yanacocha and Pierina Mines and 36 km south-southeast of the Alto Chicama property where Barrick Gold recently announced a new discovery in excess of 7 million ounces of gold.

AK Drilling International S.A. has been contracted to carry out a short hole overburden drilling program on the Toril Zone, one of three gold zones identified on the Alto Dorado Property. Approximately 25 to 30 short holes are planned to be drilled to an average depth of 15 metres using a reverse circulation drill. This shallow drilling is intended to penetrate overburden and sample the bedrock below. The drilling program is scheduled to commence in early September and expected to take three weeks to complete.

Overburden drilling will be carried out in areas where previous work, ie. trenchs, pits, geochemical and geophysical surveys, indicate the potential for shallow mineralized zones. Gold mineralization found to date at Toril ranges in grade from 0.5 to 3.6 grams per tonne (gpt) in outcrop as well as in trenches and pits. The Toril Zone hosts high sulphidation style gold mineralization similar to that found in the major Peruvian gold mines, Yanacocha and Pierina. Surface mapping and geophysical surveys indicate that the Toril Zone covers a minimum of 3 km by 1.8 km.

Newfoundland

In March 2002 the Company started acquiring properties and exploring for gold in Newfoundland.

STAGHORN PROPERTY – UNDER OPTION TO PURCHASE (100%) AND ROYALTY AGREEMENT

The Staghorn Property (Formerly Flamingo/Woods Lake) is a bulk tonnage gold target in Southwestern Newfoundland. Gold mineralization on the Staghorn Property has been traced to date over an area covering one square kilometre in bedrock, soils and heavy mineral concentrate samples (HMC). The styles of gold mineralization at Staghorn are similar to those found in deposits containing from 1 to 7 million ounces gold world wide such as the Kumptor deposit in Kyrgyzstan where Cameco produces approximately 500,000 ounces annually.

The Staghorn Property comprises 186 claims and has excellent access as it is located 3 km west off a paved highway and the nearest seaport is located 60 km west-northwest of the property. The Company has optioned the Staghorn Property from Gilbert Lushman and Edwin Northcott of Newfoundland. Option terms include: cash payments totaling Cdn$100,920; issuance of a total of 120,000 common shares; and an aggregate of Cdn$500,000 in exploration expenditures over four years. The Company has the right to acquire an undivided 100% interest in the property subject to a 2.5% NSR. The NSR may be reduced from 2.5% to 1.5% with a payment of Cdn$1,000,000. A finder’s fee of 20,000 shares will be paid to a third party for introductions on the Staghorn property.

Gold mineralization on the Staghorn Property has been found in bedrock, soils and heavy mineral concentrate samples (HMC). Results from previous explorers on the Staghorn property over an area measuring one square kilometer include:

Ø 3.8 gpt (grams per tonne) Au, 3.4 gpt Au, 8.7 gpt Au, 12.5 gpt Au, 13.2 gpt Au, 25.7 gpt Au, 49.8 gpt Au and 62.9 gpt Au in bedrock grab samples

Ø 1.4 gpt Au, 1.6 gpt Au, 1.9 gpt Au, 7.9 gpt Au from a series of test pits to the south of the bedrock grab samples above

Ø 3.2 gpt Au over 7 meters from a series of chip channel samples

Ø 0.69 gpt Au, 1.1 gpt Au, 2.1 gpt Au, 2.2 gpt Au, 5.7 gpt Au in soil samples

Ø 13.4 gpt Au, 36.6 gpt Au, 79.6 gpt Au and 104.9 gpt Au from a series of HMC samples along the south side of a lake

Candente’s sampling of mineralization over an area measuring 400 square metres are as follows:

Ø 0.91 and 1.19 gpt Au from a clay/limonite/quartz-cemented breccia

Ø 5.5 gpt Au, 13.5 gpt Au and 25.8 gpt Au from quartz veins cut by sheeted quartz-arsenopyrite-pyrite veinlets and stockwork zones in altered granite

Ø 0.86, 2.5 and 4.9 gpt Au in hematized albitized (?) felsic intrusive rocks

Ø 1.4, 2.1, 3.0, 4.8 gpt Au from vein breccias and fracture zones in sheared granite

On the Staghorn Property, gold occurs both freely and as inclusions in arsenopyrite. Gold mineralization occurs in granitoid/schist host rocks as lower grade stockwork/sheeted veins and as microfracture-style of mineralization with higher grade shears in both intrusion and schistose host rocks. The gold occurs with coincident Pb-Bi-As-Ag-Sb-W and minor Pb-Zn-Cu associated with arsenopyrite, pyrite, galena, sphalerite and chalcopyrite. Both the styles of mineralization and geochemical signature described above are typical of intrusive hosted-orogenic deposits.

VIRGIN ARM PROPERTY – 100% CANDENTE

Gold mineralization occurs along a structural trend exceeding 3 km in length on the Virgin Arm property. Visible gold occurs in blebs up to 0.5 cm wide in bedrock with assays as high as 127.0 gpt (4.1 opt) Au and 82.2 gpt (2.6 opt) Au. Five showings have been identified to date along the three kilometre long zone. In addition to the higher grades associated with visible gold, assays ranging from 0.5 to 8.0 gpt Au occur with disseminated arsenopyrite and pyrite mineralization in pervasively altered zones. In one showing alone, mineralization has been found in three locations over an area covering nearly one kilometre square.

Most of the visible gold to date occurs in extremely altered siliceous zones and bodies believed to be quartz feldspar porphyries. Alteration includes carbon/pyrite (shaley units) and orpiment, massive grey sulphide-bearing silica cut by multiple events of quartz veining. In addition, localized arsenopyrite stringers occur. Wallrocks include shales/siltstones/greywackes/limestones as well as pillow basaltic debris flows and fine siliceous sediments.

A sixth showing similar to the others occurs 2 kilometres north of the main zone. Coarse angular gold has also been found by panning the soils along the structural trend. In addition to visible gold mineralization, abundant disseminated and veinlet-controlled arsenopyrite occurs in the sediments and felsic bodies.

This property comprises 92 claims and is road accessible. It is located in Northeastern Newfoundland on the central and western portions of New World Island. The city of Gander, NL is located approximately 75 kilometers to the south. The community of Summerford is located at the southern boundary of the Virgin Arm property.

For more information, please visit www.candente.com and/or contact us at (604) 689-1957, toll free 1-877-689-1964 or investor@candente.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“Peter de Visser”

Peter de Visser, Chief Financial Officer

CANDENTE RESOURCE CORP.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.